ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 713.229.1234 FAX 713.229.1522	AUSTIN BAKU DALLAS HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

March 3, 2005
Kelly B. Rose
067481.0105	713-229-1796
FAX 713-229-7796
BY HAND DELIVERY AND EDGAR	kelly.rose@bakerbotts.com

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C. 20549-0405

Re:	NCI Building Systems, Inc.
Form S-3 Filed February 1, 2005 as amended on March 1, 2005
File No. 333-122457

Dear Ms. Long:

     On behalf of NCI Building Systems, Inc.(the “Company”), transmitted herewith is the Company’s response to the Staff’s comments dated March 3, 2005 to the Company’s Amendment No. 1 to the Registration Statement on Form S-3, filed with the Securities and Exchange Commission on March 1, 2005.

     Please telephone collect the undersigned ((713)-229-1796) or Jim Cohen ((713)-229-1549) of this Firm with any questions or comments you may have regarding the enclosed. In addition, please send copies of all correspondence with the Company directly to Ms. Kelly Rose, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002-1584 (facsimile: (713)-229-7996).

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Kelly B. Rose
Kelly B. Rose

Enclosure

cc :	NCI Building Systems, Inc.
Mr. A.R. Ginn

Pamela A. Long	- 2 -	March 3, 2005

Mr. Norman C. Chambers
Mr. Todd R. Moore

Baker Botts L.L.P.
Mr. James H. Cohen
Ms. Angela S. Teer

March 3, 2005

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	NCI Building Systems, Inc.

RE:	NCI Building Systems, Inc. Registration Statement on Form S-3
(Reg. No. 333-122457) as amended on March 1, 2005 Response to
SEC Staff Comments dated March 3, 2005

     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated March 3, 2005 regarding our Registration Statement on Form S-3 filed February 1, 2005 and amended March 1, 2005 (File No. 333-122457). For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Selling Securityholders, page 61

1	We note the addition of selling security holders to the table and the disclosure in footnote 7. We assume that you will continue to update the table with selling security holders that become known to you prior to effectiveness. If all selling security holders are not identified prior to effectiveness, please revise footnote 7 to state that updates to the selling securityholder table will be made by a post-effective amendment, as opposed to a prospectus supplement.

      We have updated the selling securityholder table with all known selling securityholders to date, and we will continue to do so until effectiveness. We respectfully assert that, absent circumstances indicating that the change is material, the addition or substitution of selling securityholders may be reflected by the filing of a Rule 424(b) prospectus supplement describing the change and setting forth the information required by Item 507 of Regulation S-K. In accordance with the undertaking made in the registration statement as required by Item 512(a), we will file a post-effective amendment to the registration statement to include any updates to the selling securityholders table that constitute a material change to the registration statement. Accordingly, we will file a prospectus supplement to identify donees and pledgees who become selling securityholders after the effectiveness of the registration statement and will file a post-effective amendment to identify any holder that is substituted, as a result of any other transfer or assignment, for a selling securityholder named in the registration statement at the time of its effectiveness. We will file a prospectus supplement to identify any selling securityholders that held the notes at the time of effectiveness but had not submitted a completed questionnaire and any subsequent holders acquiring notes from such security holders. Under no circumstances will the securities sold pursuant to the registration statement exceed the dollar amount registered. See SEC Telephone Interpretation B.61 and H.3. Accordingly, we have revised footnote 7 on page 61 to reflect that information concerning other selling securityholders will be set forth either in post-effective amendments or prospectus supplements.

Exhibit 5.1

2	Counsel must opine that the Rights are a legal, binding obligation of the registrant and enforceable against the registrant. Please revise accordingly.

      We have filed a revised opinion (Exhibit 5.1) as to the due authorization and valid issuance of the Rights in response to this comment. We respectfully assert that Item 601(b)(5)(i) requires an opinion as to enforceability only as to debt securities.